United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.        Name of Registrant:

QTS Realty Trust, Inc.

2.        Name of person relying on exemption:

Land & Buildings Investment Management, LLC

3.        Address of person relying on exemption:

1 Landmark Square

7th Floor

Stamford, CT 06901

4.        Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Land & Buildings Issues Letter to Fellow QTS Shareholders

– Clear Message Needs to be Sent That History of Underperformance and Failure to Reach Full Potential Under the Leadership of CEO and Chairman Chad Williams is Unacceptable –

– In Land & Buildings’ View, Senior Management Has Continually Failed to Meet Expectations – as Exemplified by the Failed $326 Million Carpathia Acquisition in 2015 –

– Demands Re-evaluation of Opaque and Excessive Executive Compensation Practices – Most Notably a Grant of 200,000 Shares to Mr. Williams Earlier This Month Despite Missteps –

– Land & Buildings Intends to vote WITHHOLD on Mr. Williams and Chair of the Compensation Committee Mr. William Grabe at May 3, 2018 Annual Meeting–

Stamford, CT— (March 27, 2018) – Today Land & Buildings Investment Management, LLC (together with its affiliates, “Land & Buildings”) issued the following letter to shareholders of QTS Realty Trust (NYSE: QTS) (“QTS” or the “Company”):

March 27, 2018

Dear Fellow QTS Shareholders,

Land & Buildings believes that QTS’ underperformance relative to its Data Center Peersi and its substantial undervaluation are unacceptable and a direct result of management’s missteps. A clear message needs to be sent to the QTS management team and Board of Directors that shareholders will no longer accept QTS’ pronounced history of poor performance and destruction of shareholder value without accountability. That is why Land & Buildings intends to WITHHOLD its votes for CEO and Chairman Chad Williams and Chair of the Compensation Committee William Grabe at the upcoming QTS annual meeting.

QTS owns high-quality data center assets with a significant runway for future growth through lease-up, expansions and development. However, we believe the current leadership has not maximized the value of these assets. Further, the Board has allowed questionable corporate governance and compensation practices to take hold at the Company. All of these factors, in our view, have resulted in management losing credibility with investors.

The extent of the problems at QTS – and the cost to shareholders – was brought into stark relief on February 21, 2018, when the Company not only reported disappointing fourth quarter earnings, but also disclosed that they would be backtracking on their previously stated core strategy by exiting their C3 cloud and managed services business. The result was a 23% stock decline, equating to a destruction of approximately $500 million of shareholder value in one day.

While the deadline had passed to nominate new directors, following this disastrous turn of events, Land & Buildings recognized that we could not sit quietly and watch this management team, with apparently ineffective oversight on the part of the Board, continue to harm shareholders. As such, we intend to send a message to the Board by withholding support for Mr. Williams and Mr. Grabe and we are calling on other QTS shareholders to do the same.

There are four key reasons why we believe this message must be sent clearly and urgently:

1)	The Company’s substantial underperformance cannot be tolerated
•	QTS’ total shareholder returns have underperformed Data Center Peers by ~97% since the Company’s IPO, and by ~35% in the past yearii.
•	FFO per share growth has underperformed Data Center Peers by 43% since the Company’s IPO and is expected to trail peers by 14% again this yeariii.
•	The Company’s EBITDA margins are substantially below Data Center Peers and have remained nearly flat comparing 2014 to 2017 – due in our view to poor management, not poor asset quality.

2)	Management’s miscommunications with investors have eroded credibility
•	QTS has failed repeatedly to meet its own expectations and investor expectations for growth – with the previously mentioned about-face in February exiting the C3 (cloud and managed services) business representing the latest communication failure. As investors no doubt remember, just three months earlier Mr. Williams lauded the future of the C3 business segment.
•	The $326 million Carpathia acquisition in 2015, which was touted as a cross-selling opportunity across the platform, has had deteriorating financial performance and no clear benefit to the rest of the business.
•	The credibility of management and their financial projections clearly has been impaired in the investment community, as Wall Street consensus for 2020 earnings is more than 10% below guidance.

3)	Poor corporate governance practices should further alarm shareholders
•	Mr. Williams has significant related party transactions with QTS. For example, Mr. Williams and his family own the J. Williams Technology Center in Overland Park, KS. QTS leases space in this building at a cost of over $1 million in annual rentiv.
•	QTS maintains a dual-class share structure with Mr. Williams the sole owner of Class B common stock, affording him special tax protections and 11% voting power despite only owning 0.1% of QTS Class A common stock[v].
•	All current board members have been directors at QTS since or prior to its 2013 IPO, with three directors (including Mr. Grabe) linked to the Company’s private equity sponsor which no longer owns shares.
•	QTS is subject to the Maryland Unsolicited Takeovers Act (MUTA), which permits QTS to, among other things, classify its Board without shareholder approval.

4)	QTS’ compensation practices have established a pattern of outsized executive pay and opaque metrics
•	QTS’ compensation structure is opaque, leading to Mr. Williams receiving above-target compensation the past two years without a clear explanation.
•	In March 2018, QTS awarded Mr. Williams 200,000 options above and beyond the typical compensation at trough price levels for “additional motivation”– two weeks after the share price declined 23% in one dayvi.

We believe that there is a significant value opportunity being squandered at QTS and the Company should take the following actions immediately:

•	Evaluate strategic alternatives given healthy valuations for data center portfolio transactions, a deep buyer pool, significant G&A synergy opportunities and QTS’ high quality assets.
•	Re-evaluate its leadership given its broken credibility and poor performance.
•	Improve corporate governance through a board refresh, removal of conflicts of interest and enhance its compensation structure to correctly align incentives with shareholder value creation.

Land & Buildings intends to vote WITHHOLD on CEO and Chairman Mr. Chad Williams and Chair of the Compensation Committee Mr. William Grabe at the QTS Realty Trust May 3, 2018 Annual Meeting. We look forward to continuing to express our views to shareholders in the coming weeks.

Sincerely,

Jonathan Litt

Founder & Chief Investment Officer

Land & Buildings

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About Land & Buildings:

Land & Buildings is a registered investment manager specializing in publicly traded real estate and real estate related securities. Land & Buildings seeks to deliver attractive risk adjusted returns by opportunistically investing in securities of global real estate and real estate related companies, leveraging its investment professionals' deep experience, research expertise and industry relationships.

Investor Contact:

Pat McHugh

Okapi Partners

212-297-0721

Media Contact:
Dan Zacchei / Joe Germani

Sloane & Company

212-486-9500

dzacchei@sloanepr.com / jgermani@sloanepr.com

This is NOT a solicitation of authority to vote your proxy. Land & Buildings is not asking for your proxy card and will not accept proxy cards if sent. Executed proxy cards should be returned according to the Company’s instructions.

i Data Center Peers defined as CyrusOne (Nasdaq: CONE), CoreSite (NYSE: COR), Digital Realty Trust (NYSE: DLR), and Equinix (Nasdaq: EQIX)

ii Since QTS IPO and over the past year through February 21, 2018

iii Reflects company reported Funds From Operations adjusted for one-time items for CONE, CORE, DLR and QTS; Reflects company reported Adjusted Funds From Operations for EQIX; FFO per share growth since IPO is 2018e vs. 2014 actual; FFO per share growth this year is 2018e vs. 2017 actual

iv Company filings

v Company filings

vi Company filings

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is NOT a solicitation of authority to vote your proxy. Land & Buildings is not asking for your proxy card and will not accept proxy cards if sent. Executed proxy cards should be returned according to the Company’s instructions. The cost of this filing is being borne entirely by Land & Buildings.